UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 25, 2011

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Modification of 2006 Equity Incentive Plan

At the annual meeting of stockholders of Kadant Inc. (the "Company") held on May 25, 2011 (the "2011 Annual Meeting"), the Company's stockholders approved an increase of 330,000 shares in the number of shares available for issuance under the Company's 2006 equity incentive plan (the "Plan"). The Plan increase had been previously adopted by the Company's board of directors subject to stockholder approval.

The following brief description of the amended and restated plan is qualified in its entirety by reference to the complete text of the plan, a copy of which has been previously filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the period ended April 2, 2011, and is incorporated herein by reference.

Purpose. The purpose of the Plan is to advance the interests of our company and our stockholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to our company. The Plan is intended to accomplish these goals by enabling us to offer such persons equity ownership opportunities and performance-based incentives that are intended to align their interests with those of our stockholders and to encourage them to continue in our service and to pursue our long-term growth, profitability and financial success.

Eligibility and Types of Awards. Employees, officers, directors and consultants of our company and our subsidiaries are eligible to receive stock options, stock appreciation rights, restricted stock and other stock-based awards (each, an Award) under the Plan.

Administration. The Plan is administered by our board of directors, which has the authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable. The board of directors may delegate its powers under the Plan to one or more committees or subcommittees of our board of directors. Our board of directors has authorized the compensation committee to administer the Plan. The compensation committee is currently comprised of three directors who are (a) "independent directors" for the purposes of our corporate governance guidelines, the compensation committee's charter and the NYSE listing requirements, (b) "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, and (c) "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code). All references in this summary to our board of directors means our board of directors or the compensation committee to the extent that the powers and authority of our board of directors under the Plan have been delegated to the compensation committee.

Shares Available for Award. The total number of shares of our common stock available for issuance or delivery under the Plan is increased by 330,000 shares to an aggregate of 1,230,000 shares. Shares available under the Plan are subject to adjustment in the event of changes in capitalization, reorganization and change in control events. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. For purposes of counting shares available for issuance under the Plan, shares underlying any Award that expires or is terminated, surrendered or cancelled without having been fully exercised or is forfeited in whole or in part or otherwise results in any shares not having been issued, will again be available for issuance under the Plan. Shares underlying stock appreciation rights will be counted unless they can be settled solely in cash. Shares tendered to us to purchase shares upon the exercise of an Award or to satisfy tax withholding obligations will also be added back to the number of shares available under the Plan. Shares granted in assumption of or in substitution for outstanding awards of another company acquired by or combined with our company will also not count against the shares available under the Plan, unless required by law or regulation.

Individual Participant Limitations. Subject to adjustment in the event of changes in capitalization, reorganization and change in control events, the maximum number of shares of common stock that may be granted to any participant under the Plan is 500,000 per calendar year.

Types of Awards. Subject to the conditions stated in the Plan, our board of directors may grant either "incentive" stock options within the meaning of Section 422 of the Code or "nonstatutory" stock options (options not intended to qualify as incentive stock options); stock appreciation rights in tandem with or separately from stock options granted under the Plan; shares of restricted stock subject to forfeiture or our right to repurchase such shares; restricted stock units; performance-based compensation awards in the form of cash or stock, or a combination, upon the achievement of performance goals, which may or may not be intended to meet the requirements of Section 162(m) of the Code; or other Awards of shares of common stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of common stock or other property. Subject to the provisions of the Plan, our board of directors will determine the conditions of each such Award.

Deferred Awards. Our board of directors may permit the deferral of any Award, whether payable in cash or shares, and may accelerate the time at which delivery of all or any part of shares or cash will occur. However, no deferral of gains on the exercise of stock options or stock appreciation rights is permitted under the Plan.

Repricing. Other than adjustments for changes in capitalization, reorganization and change in control events, unless approved by our stockholders, (a) no outstanding option granted under the Plan may be amended to provide a exercise price lower than the then-current exercise price of the option, (b) no outstanding stock appreciation right granted under the Plan may be amended to provide an exercise price or base price lower than the current exercise price or base price, and (c) no outstanding option or stock appreciation right may be cancelled, exchanged, bought-out, replaced or surrendered in exchange for cash, another award or an option or stock appreciation right with an exercise price lower than the exercise price or base price of the original option or stock appreciation right.

Changes in Capitalization. Our board of directors may make appropriate adjustments to the number of shares of common stock available under the Plan and under outstanding Awards, the exercise prices and share limitations relating to Awards, in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of common stock other than an ordinary cash dividend.

Payment of Purchase Price. Except as otherwise provided in the Plan, the purchase price of common stock or other rights acquired or granted pursuant to the Plan shall be determined by our board of directors. Our board of directors may determine the method of payment for common stock acquired pursuant to the Plan and may determine that all or any part of the purchase price has been satisfied by past services rendered by a participant.

Change in Control Events. Except as may be otherwise provided in the written agreement evidencing an Award, upon the occurrence of a Change in Control event (as defined in the Plan), (i) outstanding stock options, stock appreciation rights or other stock-based awards that are not then exercisable and fully vested will become fully exercisable and vested for the remainder of their terms, (ii) outstanding restricted stock Awards, restricted stock units or other stock-based Awards subject to restrictions shall be deemed to be fully vested, free of restrictions and conditions (including any right of repurchase by the company) and (iii) the restrictions and other deferral limitations applicable to other Awards shall lapse, and such Awards shall be fully vested, exercisable and free of all restrictions or conditions.

Transferability of Awards. Awards are non-transferable, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Our board of directors may permit or provide in an Award for the transfer of the Award by the participant to or for the benefit of any immediate family member, family trust or family partnership established solely for the benefit of the participant and/or an immediate family member if, with respect to such proposed transferee, we would be eligible to use a Form S-8 for the registration of the sale of the common stock subject to such option under the Securities Act of 1933, as amended. We will not be required to recognize any such proposed transfer until such time as the participant and the proposed transferee shall, as a condition to such transfer, deliver to us a written instrument in form and substance satisfactory to us confirming that such transferee shall be bound by all of the terms and conditions of the Award.

Effective Date and Term of Plan. The Plan became effective on March 8, 2006 (the date on which the Plan was adopted by our board of directors). No Awards may be granted under the Plan after May 25, 2016.

Amendment of Plan. Our board of directors may amend, suspend or terminate the Plan or any part of the Plan at any time, subject to certain limitations. No amendment will be considered effective without stockholder approval if the amendment (i) requires stockholder approval under the rules of the NYSE, (ii) limits or removes a prohibition on the repricing of options or stock appreciation rights, (iii) is required by Section 162(m) of the Code to the extent the amendment is applicable to an Award that is intended to comply with Section 162(m), or (iv) is required by Section 422 of the Code to the extent the amendment is applicable to an incentive stock option.

Compliance with Section 409A of the Code. It is intended that the Plan and Awards made under the Plan comply with or be exempt from the provisions of Section 409A of the Code to the extent that Section 409A of the Code is applicable. Our board of directors intends to administer the Plan in a manner consistent with such intent, and any provision that would cause the Plan or an Award to which Section 409A of the Code applies fail to comply with Section 409A shall not be considered effective until amended to comply with such provision.

Item 5.07. Submission of Matters to a Vote of Security Holders.

At the 2011 Annual Meeting, the stockholders voted on the following five proposals:

1. The stockholders elected two nominees, Dr. John M. Albertine and Mr. Thomas C. Leonard, to the class of directors whose three-year term expires at our annual meeting of stockholders in 2014. Dr. Albertine received 9,723,638 shares voted in favor or his election and 530,823 shares withheld. Mr. Leonard received 9,757,532 shares voted in favor or his election and 496,929 shares withheld. There were 863,544 broker non-votes recorded on the election of directors.

2. The stockholders approved a non-binding advisory resolution on the executive compensation of the Company's named executive officers by 8,043,689 shares voted in favor, 1,735,961 shares voted against, 474,811 shares abstained and 863,544 broker non-votes.

3. The stockholders recommended, in a non-binding advisory vote, that future advisory votes on executive compensation be held annually, which the board of directors had recommended. The stockholders cast 9,069,031 shares in favor of an annual vote, 7,517 shares in favor of a vote every two years, 705,686 shares in favor of a vote every three years, and 472,227 shares abstained. There were 863,544 broker non-votes recorded. After taking into consideration the foregoing voting results, the board of directors intends to hold future advisory votes on the compensation of the Company's named executive officers annually.

4. The stockholders approved an increase of 330,000 shares in the number of shares available for future issuance under the Company's 2006 equity incentive plan. The stockholders cast 8,316,499 shares in favor of the increase, 1,380,021 shares against and 557,941 shares abstained. There were 863,544 broker non-votes recorded on this proposal.

5. The stockholders ratified the appointment of Ernst & Young LLP as the Company's independent registered accounting firm for the 2011 fiscal year. The stockholders cast 11,031,598 shares in favor, 76,501 shares against and 9,906 shares abstained. There were no broker non-votes recorded.

Item 9.01. Financial Statements Exhibits.

(d) Exhibits

Exhibits	Description of Exhibit
99.1*	Amended and Restated 2006 Equity Incentive Plan of the Registrant (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 [File No. 1-11406] filed with the Commission on May 11, 2011 and incorporated in this document by reference).

*Management contract or compensatory plan or arrangement.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: May 31, 2011	By	/s/ Thomas M. O'Brien
		Thomas M. O'Brien
		Executive Vice President and
		Chief Financial Officer